Fifth Third Bank

H. Samuel Lind, Esq.

Vice President and Counsel

March 5, 2012

VIA EDGAR - CORRESP

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Suzanne Hayes
Mr. Eric Envall

Re:	Fifth Third Bancorp
Preliminary Proxy Statement filed on Schedule 14A
Filed February 27, 2012
File No. 001-33653

Dear Ms. Hayes and Mr. Envall:

This letter is in response to the Staff’s comment letter dated March 2, 2012 relating to the preliminary proxy statement filed by Fifth Third Bancorp on February 27, 2012 for its annual meeting of shareholders scheduled for April 17, 2012. Fifth Third’s responses set forth below correspond to the applicable comment numbers set forth in the Staff’s comments.

In connection with responding to the Staff’s comments, Fifth Third Bancorp hereby acknowledges that: (i) Fifth Third Bancorp is responsible for the adequacy and accuracy of the disclosures in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) Fifth Third Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Proposal 2: Approval of Amendments to Articles of Incorporation and Code of Regulations to Implement a Majority Voting Standard for Uncontested Elections of Directors Unless Cumulative Voting is in Effect

1.	We note that approval of Company Proposal 2 will result in a majority voting standard for uncontested elections of directors unless cumulative voting is in effect. We also note your statement “A shareholder can implement cumulative voting 48 hours prior to an annual meeting by giving proper written notice to the Company.” If accurate, please revise your disclosure to clarify that if a single shareholder provides notice to implement cumulative voting then the election will be determined by plurality voting.

38 Fountain Square Plaza — MD 10AT76 — Cincinnati, Ohio 45263

(513) 534-3719 — Fax: (513) 534-6757 — sam.lind@53.com

Securities and Exchange Commission

March 5, 2012

We acknowledge the Staff’s comment and will revise the disclosure referenced in your comment letter in an amended preliminary proxy statement that we intend to file on March 6, 2012 as shown on the attached revised discussion of Company Proposal 2.

2.	Please expand your discussion to address the fact that shareholders who will vote by proxy, rather than attending the annual meeting, will not know whether the election will be determined by plurality or majority voting when submitting their votes. Your disclosure should discuss how this uncertainty may impact a shareholder’s vote.

We acknowledge the Staff’s comment and will revise the disclosure referenced in your comment letter in an amended preliminary proxy statement that we intend to file on March 6, 2012 as shown on the attached revised discussion of Company Proposal 2.

As indicated, Fifth Third’s 2012 Annual Meeting is scheduled for April 17, 2012 and it intends to release its definitive proxy materials to its shareholders on March 8, 2012 or as soon thereafter as possible. We believe that the Staff will find the revised disclosures and this letter to be fully responsive to the Staff’s comments. Thank you in advance for your prompt consideration of our responses.

In the event that the Staff would have any additional questions or comments, please contact me at (513) 534-3719 or at sam.lind@53.com or by fax at (513) 534-6757.

Thank you in advance for your consideration.

Sincerely yours,

/s/ H. Samuel Lind
H. Samuel Lind

Enclosures

COMPANY PROPOSAL TO ADOPT MAJORITY VOTING IN THE ELECTION OF DIRECTORS

We are asking our shareholders to approve a proposal to adopt majority voting in the election of directors that our Board of Directors believes is in the best interests of our shareholders and the Company. Company Proposal 2 would implement a majority voting standard for the election of directors in uncontested elections when cumulative voting is not in effect. Under the proposed majority voting standard, each director nominee must receive more “FOR” votes than “AGAINST” votes to be elected or re-elected in an uncontested election. Conversely, a nominee who does not receive more “FOR” votes than “AGAINST” votes would not be elected. This proposal does not affect your right as a shareholder to select cumulative voting under Ohio law. The Board is proposing this majority voting standard to reinforce the Board’s accountability to the interests of a majority of our shareholders and to address the desires expressed by our shareholders in 2010 in approving a majority voting standard but rejecting the elimination of cumulative voting.

Before voting on this Company Proposal, we encourage you to read and consider the proposal as described in detail on the following pages.

COMPANY PROPOSAL 2:

APPROVAL OF AMENDMENTS TO ARTICLES OF INCORPORATION AND CODE OF REGULATIONS TO IMPLEMENT A MAJORITY VOTING STANDARD FOR UNCONTESTED ELECTIONS OF DIRECTORS UNLESS CUMULATIVE VOTING IS IN EFFECT

(Item 3 on Proxy Card)

Under this Company Proposal 2, we are asking our shareholders to approve amendments to our Articles and Regulations to implement a majority voting standard for the election of directors in uncontested elections unless cumulative voting is in effect.

Prior to 2008, Ohio corporations were required under Ohio law to use a plurality voting standard for director elections. Under a plurality voting standard, nominees receiving the greatest number of “for” votes are elected directors. Votes cast “against” or “withheld” from such nominees are given no effect. Therefore, a director nominee can be elected by a plurality without securing a majority of affirmative votes.

Ohio law also gives shareholders the right to select cumulative voting in any election of directors. This right can be eliminated by a company’s articles of incorporation. Our Company’s Articles do not eliminate cumulative voting. Cumulative voting enables a shareholder to cumulate his/her voting power to give one nominee a number of votes equal to the number of directors to be elected multiplied by the number of shares he/she holds. A shareholder can also distribute his/her cumulated votes among two or more nominees, as he/she sees fit. Cumulative voting gives minority shareholders the ability to elect a nominee that is not supported by a majority of the shareholders.

Effective January 1, 2008, Ohio law was amended to permit Ohio corporations to adopt alternative voting standards for director elections by amending their articles of incorporation. That same year, the Board adopted a policy that requires any director nominee who receives a greater number of votes “withheld” than “for” his/her election to tender his/her resignation. Our current policy, “Resignation for Majority Withhold Vote,” can be found in our Corporate Governance Principles. This policy was a progressive step towards implementing a majority voting standard for uncontested director elections, but we want to do more.

At the 2010 Annual Meeting, on the recommendation of the Board, the Company made two proposals to amend the Articles and Regulations to implement a majority voting standard for uncontested director elections and eliminate cumulative voting. Both proposals had to be approved in order to implement either proposal. The proposal to adopt a majority voting standard was approved but was not implemented because the proposal to remove cumulative voting failed.

Since the 2010 Annual Meeting, the Board has continued to evaluate and monitor the merits, risks, and uncertainties related to a majority voting standard. The Board has looked closely at the voting standards of other public companies incorporated in Ohio and still believes that it is in the best interests of the Company and its shareholders to implement a majority voting standard. Therefore, the Board has authorized, and recommends the shareholders approve, amendments to our Articles and Regulations to adopt a majority voting standard in uncontested elections of directors when cumulative voting is not in effect. Unlike the 2010 Company Proposals, this Company Proposal 2 leaves cumulative voting in place.

Under the proposed majority voting standard, in an uncontested director election, a nominee must receive more “for” votes than “against” votes to be elected. An “uncontested election” generally occurs when the number of director nominees does not exceed the number of directors to be elected. In all director elections other than uncontested elections, which we refer to as “contested elections,” the plurality voting standard would still apply. This Company Proposal ensures that each vote cast is counted in an uncontested election, regardless of whether it is cast “for” or “against” a nominee. Abstentions and broker non-votes are given no effect.

Company Proposal 2 gives our shareholders an increased ability to select the composition of our Board. Additionally, the proposed voting standard ensures that a majority of our shareholders approve of a nominee before he/she is elected to our Board in an uncontested election when cumulative voting is not in effect. If this proposal is adopted, the majority vote standard will apply to all future elections of directors, including any directors elected by the holders of our Series G preferred stock, if their limited right to elect two directors by a class vote is triggered in the future.

In addition, Company Proposal 2 does not alter the right our shareholders have under Ohio law to select cumulative voting in any election of directors, whether or not the election is contested. A shareholder can implement cumulative voting 48 hours prior to an annual meeting by giving proper written notice to the Company. If cumulative voting is selected by one or more shareholders, that election of directors will be determined by plurality voting.

Because any shareholder can implement cumulative voting by giving written notice as late as 48 hours before an annual meeting, there may not be sufficient time to ensure that all shareholders receive notice that cumulative voting is in effect. Therefore, some shareholders who vote by proxy and who do not attend that annual meeting may cast their votes without knowing that cumulative voting has been implemented for that election. If this proposal is adopted, the implementation of cumulative voting by a shareholder would also cause the election of directors to be decided by a plurality voting standard instead of a majority voting standard. Therefore, following the adoption of this proposal, in future annual meetings where cumulative voting has been implemented, some shareholders who vote by proxy and who do not attend that annual meeting may not receive notice that cumulative voting is in effect and may cast their votes without knowing that a plurality voting standard will apply. Accordingly, some of these shareholders may not have an opportunity to change their votes cast in the election of directors even though they may have voted differently had they known that both cumulative voting and a plurality voting standard would be in effect.

As expressed in the 2010 proposals, the Board sees incompatibilities among a majority voting standard and cumulative voting. A majority voting standard ensures directors will only be elected if they are supported by the majority of shareholders while cumulative voting allows a minority of shareholders to defeat the majority’s wishes. However, the Board believes these incompatibilities do not outweigh the benefits and accountability provided by a majority voting standard. This Company Proposal is an alternative to the 2010 proposals. It addresses the desires of those shareholders who affirmatively voted to implement a majority voting standard, while accommodating those shareholders who rejected removing cumulative voting.

The Board believes it is important to retain a plurality voting standard in contested elections or when a shareholder has exercised his/her cumulative voting rights. If plurality voting is not retained in contested elections, a vacancy may arise on the Board if a nominee does not receive a majority of “for” votes cast in his/her election. Additionally, since more nominees run in a contested election than Board seats available, if majority voting is implemented in a contested election, more nominees could be elected to the Board than seats available. The proposed majority voting standard simply compares the number of “for” votes with the number of “against” votes in each director election without consideration for the other elections. Therefore, all of the nominees running could potentially secure a majority of the votes in his/her election.

A plurality voting standard is also necessary if a shareholder exercises his/her cumulative voting rights for many of the same reasons as in a contested election. Additionally, since cumulative voting and majority voting are procedurally and philosophically incompatible, a plurality voting standard is necessary when cumulative voting is in place.

If this Company Proposal 2 is approved by our shareholders and implemented, we will retain our current “Resignation for Majority Withhold Vote” policy set forth in our Corporate Governance Guidelines. This policy, however, will be amended as necessary to reflect the provisions of this proposal. Under Ohio law and our Regulations, an incumbent director who is not re-elected remains in office until his/her successor is elected and qualified, continuing as a “holdover” director. Our policy will continue to require an incumbent director who does not receive more votes cast “for” than “against” him/her in an uncontested election when cumulative voting is not in effect to tender his or her resignation to the Nominating and Corporate Governance Committee, which will make a recommendation to the Board as to whether or not it should be accepted. The Board will consider the recommendation and decide whether to accept the resignation as discussed in more detail in our Corporate Governance Guidelines.

If the proposed amendments are approved, our Articles and Regulations would be changed as follows to implement a majority voting standard in uncontested elections unless cumulative voting is in effect:

•	a majority voting standard under Ohio law would be added to our Articles of Incorporation as Article EIGHTH;

•

Article II, Section 11 and Article III, Section 14 of our Regulations, regarding voting by shareholders, would be amended to modify provisions regarding plurality voting and to add a reference to the applicable voting standards set forth in our Articles of Incorporation;

•

Article III, Section 12 of our Regulations, regarding resignations of directors, would be amended to provide that resignations of directors tendered subject to acceptance, such as upon a director failing to receive a majority vote in the election of directors, would be effective upon such acceptance.

The actual text of the new Article EIGHTH of our Articles of Incorporation and revised Article II, Section 11, Article III, Section 12, and Article III, Section 14 of our Regulations are attached to this Proxy Statement as Annex 1. Deletions are indicated by strike-outs and additions are indicated by underlining. The description of the proposed amendments to our Articles and Regulations is only a summary of the material terms of those provisions and is qualified by reference to the actual text as set forth in Annex 1. The amendments to the Articles will become effective upon filing with the Secretary of State of Ohio (which is expected to occur promptly following the shareholder vote) and the amendments of the Regulations will become effective at the time of the shareholder vote.

Vote Required and Recommendation of the Board of Directors

The resolutions attached to this proxy statement as Annex 1 will be submitted for adoption at the Annual Meeting. The affirmative vote of (i) the holders of shares of the Common Stock of the Company entitling them to exercise two-thirds of the voting power of such shares and (ii) the holders of the Series G Preferred Stock entitling them to exercise two-thirds of the voting power of such shares, is necessary to adopt the proposed amendment to the Company’s Articles. Proxies representing shares of Common Stock and Preferred Stock will be voted in favor of the resolutions unless otherwise instructed by you. Abstentions and shares not voted by brokers and other entities holding shares on behalf of the beneficial owners will have the same effect as votes cast against the proposed amendment to the Company’s Articles. While the related proposed amendments to the Company’s Code of Regulations on a stand-alone basis would only require the affirmative vote of the holders of a majority of shares of Common Stock outstanding, such amendment will only be deemed approved upon the affirmative two thirds vote of the Common Stock and the Preferred Stock as described above in this paragraph.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THIS COMPANY PROPOSAL 2 TO AMEND OUR ARTICLES AND REGULATIONS TO IMPLEMENT A MAJORITY VOTING STANDARD FOR UNCONTESTED ELECTIONS OF DIRECTORS UNLESS CUMULATIVE VOTING IS IN EFFECT.